

September 6, 2022

Lisa Grow
Chief Executive Officer
IDACORP, Inc.
1221 W. Idaho Street
Boise, ID 83702

> **Re: IDACORP, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Response dated August 25, 2022**
> **File No. 001-14465**

Dear Ms. Grow:

We have reviewed your August 25, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 12, 2022 letter.

Response dated August 25, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

1. We note your response to prior comment 2 and reissue in part. Clarify for us how you considered providing disclosure that specifically identifies any material past capital expenditures for climate-related projects. Provide us with quantitative information for each of the years covered by your Form 10-K.

2. Your response to prior comment 3 states that you have not experienced reputational risks associated with operations that produce GHG emissions. Please expand your disclosure to discuss the potential adverse consequences to your reputation resulting from your operations that produce greenhouse gas emissions.

3.   We note your response to prior comment 4 and reissue in part. Please tell us whether changes to the cost of insurance are expected for periods subsequent to the periods included in your Form 10-K.

        You may contact Michael Purcell at 202-551-5351 or Karina Dorin at 202-551-3763 with any questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Energy & Transportation

cc: Cheryl Thompson